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FOR IMMEDIATE RELEASE
---------------------

Company Contact:    Paul W. Pendorf
                    President
                    The American Materials & Technologies Corp.
                    5915 Rodeo Rd.
                    Los Angeles, CA 90016
                    Tel:  (310) 841-5322    Fax:  (310) 837-2845

Agency Contract:    John Haviland
                    Haviland Communications, Inc.
                    830 Ladybug Lane
                    San Marcos, CA 92069
                    Tel:  (619) 752-9377    Fax:  (619) 752-9376


               THE AMERICAN MATERIALS & TECHNOLOGIES CORP. (AMT)
     ACQUIRES LEADING COMPOSITE GRAPHITE GOLF SHAFT MANUFACTURER GRAFALLOY

LOS ANGELES, CA-- March 5, 1997--The American Materials & Technologies Corp. (Nasdaq-AMTK), added $11 million in profitable revenues by announcing the acquisition of Grafalloy, a San Diego, California, company with twenty-four years experience in the development and manufacture of graphite composite golf shafts. Grafalloy shafts are widely used on the PGA Tours. The company has established a strong reputation as a leader and innovator in the golf equipment industry. Grafalloy's products are distributed in twenty-six countries. Customers include Tommy Armour, Titleist, Callaway, Ray Cook and Golfsmith.

"Graphite golf shaft growth is projected to increase at double digit rates for the next several years and this acquisition well positions AMT to participate in that growth," said Paul Pendorf, President of AMT. He continued, "We plan to marry Culver City Composite's technology with the recently acquired U.K. based Carbon Design's design and fabrication capabilities to further expand Grafalloy's long established market position as an innovator in golf shafts. Financially this acquisition increases our revenue base by almost 50%, and adds immediately to our earnings in 1977. This acquisition provides AMT with important access to the rapidly increasing sporting goods and recreation markets."

Bill Gerhart, President of Grafalloy, noted that..."AMT's acquisition of Grafalloy will enhance Grafalloy's competitive position in the market. They will place increased resources as well as additional proprietary technology at our disposal. We look forward to continued strong growth in all of our markets."

The American Materials & Technologies Corporation is a publicly held company which focuses on the global composites industry. AMT has a complementary strategy of rapid growth through internal product development and appropriate acquisitions in the broader materials industry.

Except for the historical material contained herein, the matters discussed in this press release are "forward looking statements" under the federal securities laws. Actual results could differ materially from those forecasts and projections and there can be no assurance that such estimates of future results will be achieved. Factors that may cause results to vary from projection include the timely availability and market acceptance of new products offered by AMT, the impact of competitive products and prices in the advanced composites industry, and AMT's ability to manage growth; other such factors are identified in the Risk Factors section of AMT's Prospectus filed with the Securities and Exchange Commission on December 27, 1996.

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